        DIRECT DIAL

202-371-7010

        EMAIL ADDRESS

SHAMILTO@SKADDEN.COM

September 22, 2006

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Duquesne Light Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on August 4, 2006
File No. 1-10290

Dear Mr. Owings:

On behalf of Duquesne Light Holdings, Inc., a Pennsylvania corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 16, 2006 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 4, 2006 (the “Proxy Statement”). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Amendment 1”) to the Proxy Statement.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.

H. Christopher Owings

September 22, 2006

Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 18

1.	In the first bullet point under “Reasons for the Merger,” you indicate that one of the factors the board considered in approving the merger agreement was “[t]he potential value that might result from other alternatives available to us, including the alternative of remaining a stand-alone, independent company, as well as the risks and uncertainties associated with those alternatives.” Please expand your disclosure in this section to describe the other alternatives that the board considered, including the risks associated with those alternatives, and explain why the board decided to approve the merger agreement with the acquirer over the alternative options.

Response: The Company has expanded its disclosure beginning on page 18 of the Proxy Statement to describe the other alternatives that the Board of Directors (the “Board”) considered, the risks associated with those alternatives and the reasons why the Board approved the merger agreement with the acquirer over alternative options.

2.	We note that on January 9, 2006 and February 23, 2006, the acquirer made non-binding offers at $21.00 per share of your common stock. On June 12, 2006, however, the acquirer revised its offer at $19.25 per share. Subsequently, on June 20, 2006, the acquirer presented a final offer at $20.00 per share, which the board accepted. Please expand your disclosure to more fully describe the negotiations between you and the acquirer regarding the consideration amount changes, as well as the final price of $20.00 per share.

Response: The Company has revised the disclosure on page 22 of the Proxy Statement to add disclosure regarding the negotiations between the Company and the acquirer regarding the consideration amount changes, including the final price of $20.00 per share.

The Merger Agreement, page 47

3.

We note your disclosure on page 47 that the merger “[i]s not intended to provide any other factual information about the Company.” We also note similar disclosure on page 48 that the merger agreement was included “[o]nly to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company or its business.” Please revise to remove any potential

H. Christopher Owings

September 22, 2006

implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: The Company has revised the disclosure on page 50 of the Proxy Statement to delete the paragraph that included the language that the merger “[i]s not intended to provide any other factual information about the Company,” and has further revised the disclosure in the next paragraph, which contains the language on page 50 that was the subject of your comment, to include additional disclosure that removes any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Additional Disclosure

In addition to the revisions that the Company made in response to the Comment Letter, the Company also revised the disclosure in the Proxy Statement (i) to reflect that the transactions contemplated by the Stock Purchase Agreement were consummated on August 11, 2006; (ii) to reflect that the Parent and Merger Sub changed their respective names on August 21, 2006 and provide updated disclosure regarding certain of their investors; (iii) to reflect the parties’ agreement to amend the definition of “Adverse Merger Effects”, as described beginning on page 61 of the Proxy Statement, in connection with an order by the PaPUC approving the settlement of the 2006 PaPUC Rate Case; (iv) to provide updated disclosure regarding the various regulatory filings required to be made pursuant to the merger agreement, and (v) to describe the material terms of new employment and severance agreements between Morgan K. O’Brien, the Company’s chief executive officer, and the Parent and Merger Sub relating to Mr. O’Brien’s employment and severance arrangements following the consummation of the merger.

As a result of the consummation of the transactions contemplated by the Stock Purchase Agreement, the aggregate consideration for the merger has increased. Accordingly, the Company paid an additional fee of $17,728.97 in connection with filing Amendment 1 to the Proxy Statement.

* * *

The Company has authorized me to confirm on their behalf that they acknowledge as follows: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings

September 22, 2006

The Company believes that with the revisions contained in Amendment 1 to the Proxy Statement, the Proxy Statement is now substantially complete.

* * *

Please feel free to contact the undersigned at (202) 371-7010, if you have any questions or need any additional information.

Very truly yours,

/s/ Stephen W. Hamilton

Stephen W. Hamilton

cc:	Morgan K. O’Brien
Chief Executive Officer
Duquesne Light Holdings, Inc.

Maureen Hogel, Esq.
Senior Vice President and Chief Legal and Administrative Officer
Duquesne Light Holdings, Inc.